



Mark Thomas Lynn · 2nd

Founder and CEO at AMASS Botanics (Hiring!)

Los Angeles, California · 500+ connections · Contact info

 **AMASS**

Harvard Business Sch
Executive Education

Experience



Founder / CEO

AMASS

Oct 2018 – Present · 1 yr 6 mos

Greater Los Angeles Area

AMASS makes premium botanic spirits for the modern drinker.
Inspired by plants, we're reimagining spirits for a more mindful cocktail.

Chairman

Digital Brands Group

Jan 2017 – Present · 3 yrs 3 mos

Los Angeles / Austin

Digital Brands Group is a curated collection of luxury lifestyle, digital-first brands.



Co-Founder

DSTLD

Mar 2013 – Nov 2016 · 3 yrs 9 mos

Greater Los Angeles Area

premium denim & luxe essentials, without the retail markup

Jennifer Lopez, Charlize Theron, and More Celebs Are Obsessed With DSTLD - People

see mor

"The Best Figure Flattering Denim" VOGUE



Co-Founder
Winc Wines
Aug 2011 – Dec 2013 · 2 yrs 5 mos
Greater Los Angeles Area

Winc is reimagining every aspect of wine, from the art and science of winemaking to packaging and transport to how wine is sold, distributed, and ultimately enjoyed.

$200M lifetime revenue, 542k Customers, 14M bottles sold,195% revenue CAGR from inc ...see mor



Owner
Pizza Republica
Aug 2008 – Apr 2012 · 3 yrs 9 mos
Greenwood Village, Colorado

Sold to private investor group.

Pizza Republica is a charming Italian Trattoria featuring Authentic Wood-Fired Neapolitan Pizza, regional Italian cuisine, and an extensive Italian wine list.

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Education

HBS
EXECUTIVE
EDUCATION

Harvard Business School Executive Education
Taking Marketing Digital Certificate



